Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2016 AND FEBRUARY 28, 2015
(UNAUDITED)

Approved for issuance: April 7, 2016

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)

	For the three months ended		For the six months ended
	February 29,	February 28,	February 29,	February 28,
	2016	2015	2016	2015
Revenues
Print advertising	111,540	75,511	253,682	168,638
Print circulation	63,758	45,512	131,668	92,946
Digital	25,452	20,534	55,620	44,803
Other	8,334	3,888	19,194	8,572
Total revenues	209,084	145,445	460,164	314,959
Expenses
Compensation (note 6)	90,067	66,510	184,806	120,659
Newsprint	11,268	6,001	25,066	13,176
Distribution	40,066	22,436	82,259	46,900
Production	16,627	11,208	34,573	22,570
Other operating	38,371	26,447	78,267	53,189
Operating income before depreciation, amortization, impairment
and restructuring (note 3)	12,685	12,843	55,193	58,465
Depreciation	5,492	9,515	11,139	21,547
Amortization	5,509	9,528	11,165	19,063
Impairments (note 7)	187,000	-	187,000	1,843
Restructuring and other items (notes 4 and 9)	11,089	4,692	22,884	8,916
Operating income (loss)	(196,405)	(10,892)	(176,995)	7,096
Interest expense	19,053	17,878	37,773	33,189
Net financing expense relating to employee benefit plans (note 11)	1,450	1,353	2,899	2,781
(Gain) loss on disposal of property and equipment and asset held-for-sale	449	(7)	388	(740)
(Gain) loss on derivative financial instruments (note 14)	3,083	(873)	1,239	(4,108)
Foreign currency exchange losses	4,689	28,975	10,066	44,447
Loss before income taxes	(225,129)	(58,218)	(229,360)	(68,473)
Provision for income taxes	-	-	-	-
Net loss attributable to equity holders of the Company	(225,129)	(58,218)	(229,360)	(68,473)

Loss per share attributable to equity holders of the Company (note 12):
Basic	$(0.80)	$(1.45)	$(0.82)	$(1.70)
Diluted	$(0.80)	$(1.45)	$(0.82)	$(1.70)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the six months ended
	February 29,	February 28,	February 29,	February 28,
	2016	2015	2016	2015

Net loss attributable to equity holders of the Company	(225,129)	(58,218)	(229,360)	(68,473)

Amounts not subsequently reclassified to the statement of operations
Net actuarial losses on employee benefits, net of tax of nil (note 11)	(39,083)	(15,456)	(22,463)	(6,674)
Other comprehensive loss	(39,083)	(15,456)	(22,463)	(6,674)

Comprehensive loss attributable to equity holders of the Company	(264,212)	(73,674)	(251,823)	(75,147)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(In thousands of Canadian dollars)
	As at February 29, 2016	As at August 31, 2015
ASSETS
Current Assets
Cash	26,316	43,813
Restricted cash (note 5)	16,309	25,373
Accounts receivable	97,196	99,548
Income taxes receivable	3,700	3,700
Inventory	6,963	6,879
Prepaid expenses and other assets	11,652	12,314
Total current assets	162,136	191,627
Non-Current Assets
Property and equipment	263,576	274,511
Derivative financial instruments (note 14)	2,054	2,093
Other assets (note 11)	4,090	3,998
Intangible assets (note 7)	184,240	313,394
Goodwill (note 7)	20,874	88,474
Total assets	636,970	874,097

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities (note 8)	78,133	87,083
Provisions (note 9)	21,704	18,546
Deferred revenue	38,698	37,410
Current portion of long-term debt (note 10)	19,465	25,996
Total current liabilities	158,000	169,035
Non-Current Liabilities
Long-term debt (note 10)	648,598	646,336
Employee benefit obligations and other liabilities (notes 11 and 13)	170,623	147,574
Provisions (note 9)	768	442
Total liabilities	977,989	963,387

Deficiency
Capital stock	535,468	535,468
Contributed surplus (note 13)	10,263	10,169
Deficit	(886,750)	(634,927)
Total deficiency	(341,019)	(89,290)
Total liabilities and deficiency	636,970	874,097

Subsequent event (note 16)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(UNAUDITED)

(In thousands of Canadian dollars)

	For the six months ended February 29, 2016
	Capital stock	Contributed surplus	Deficit	Total Deficiency
Balance as at August 31, 2015	535,468	10,169	(634,927)	(89,290)
Net loss attributable to equity holders of the Company	-	-	(229,360)	(229,360)
Other comprehensive loss	-	-	(22,463)	(22,463)
Comprehensive loss attributable to equity holders of the Company	-	-	(251,823)	(251,823)
Share-based compensation plans (note 13)	-	94	-	94
Balance as at February 29, 2016	535,468	10,263	(886,750)	(341,019)

	For the six months ended February 28, 2015
	Capital stock	Contributed surplus	Deficit	Total Equity (Deficiency)
Balance as at August 31, 2014	371,132	9,890	(370,078)	10,944
Net loss attributable to equity holders of the Company	-	-	(68,473)	(68,473)
Other comprehensive loss	-	-	(6,674)	(6,674)
Comprehensive loss attributable to equity holders of the Company	-	-	(75,147)	(75,147)
Share-based compensation plans (note 13)	-	262	-	262
Balance as at February 28, 2015	371,132	10,152	(445,225)	(63,941)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of Canadian dollars)
	For the three months ended		For the six months ended
	February 29,	February 28,	February 29,	February 28,
	2016	2015	2016	2015
CASH GENERATED (UTILIZED) BY:

OPERATING ACTIVITIES
Net loss attributable to equity holders of the Company	(225,129)	(58,218)	(229,360)	(68,473)
Items not affecting cash:
Depreciation	5,492	9,515	11,139	21,547
Amortization	5,509	9,528	11,165	19,063
Impairments (note 7)	187,000	-	187,000	1,843
(Gain) loss on derivative financial instruments	3,083	(873)	1,239	(4,108)
Non-cash interest	972	855	2,018	1,635
(Gain) loss on disposal of property and equipment and asset held-for-sale (note 4)	449	(7)	388	(740)
Non-cash foreign currency exchange losses	4,791	28,621	10,065	43,889
Share-based compensation plans and other long-term incentive plan expense (recovery) (note 13)	(41)	212	(164)	467
Net financing expense relating to employee benefit plans (note 11)	1,450	1,353	2,899	2,781
Non-cash compensation expense of employee benefit plans (note 11)	-	-	-	252
Employee benefit funding in excess of compensation expense (note 11)	(563)	(172)	(1,910)	-
Net change in non-cash operating accounts (note 15)	11,396	8,545	(2,782)	(16,157)
Cash flows from (used in) operating activities	(5,591)	(641)	(8,303)	1,999

INVESTING ACTIVITIES
Net proceeds from the sale of property and equipment and asset held-for-sale (note 4)	1,245	757	1,306	13,206
Purchases of property and equipment	(1,193)	(534)	(1,898)	(2,358)
Purchases of intangible assets (note 4)	(1,186)	(169)	(1,411)	(303)
Purchase of warrants (note 14)	(1,200)	-	(1,200)	-
Receipt of working capital adjustment (note 4)	-	-	1,208	-
Cash flows from (used in) investing activities	(2,334)	54	(1,995)	10,545

FINANCING ACTIVITIES
Repayment of long-term debt	-	-	(16,263)	(6,250)
Restricted cash (notes 4 and 5)	1,878	-	9,064	(12,442)
Debt issuance costs (note 4)	-	(20)	-	(2,190)
Share issuance costs (note 4)	-	(413)	-	(2,942)
Cash flows from (used in) financing activities	1,878	(433)	(7,199)	(23,824)

Net change in cash for the period	(6,047)	(1,020)	(17,497)	(11,280)
Cash at beginning of period	32,363	20,230	43,813	30,490
Cash at end of period	26,316	19,210	26,316	19,210

Supplemental disclosure of operating cash flows
Interest paid	23,478	19,966	36,976	29,108
Income taxes paid	-	-	-	-

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2016 AND FEBRUARY 28, 2015

(In thousands of Canadian dollars, except as otherwise noted)

1.     DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”).  The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act.  The Company’s head office and registered office is 365 Bloor Street East, 12th Floor, Toronto, Ontario.

The Company’s operations consist of both news and information gathering and dissemination operations, with products offered in local, regional and major metropolitan markets in Canada through a variety of print, web, tablet and smartphone platforms, and digital media and online assets including the canada.com  and canoe.com websites, each newspaper’s online website and Infomart, the Company’s media monitoring service.  The Company supports these operations through a variety of centralized shared services.

The Company has one operating segment for financial reporting purposes, the Newsmedia segment. The Newsmedia segment’s revenue is primarily from advertising and circulation/subscription revenue.  The Company’s advertising revenue is seasonal.  Historically, advertising revenue and accounts receivable are typically highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.

2.     BASIS OF PRESENTATION

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 – Interim Financial Reporting. The accounting policies applied in the preparation of these interim condensed consolidated financial statements are the same as those used in the Company’s annual consolidated financial statements.  In addition, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and accordingly should be read in conjunction with the Company’s consolidated financial statements for the years ended August 31, 2015, 2014 and 2013.

These interim condensed consolidated financial statements were approved by the Board of Directors (the “Board”) on April 7, 2016.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Although these estimates, assumptions and judgements are based upon management’s knowledge of the amount, event or actions; actual results could differ from those estimates, assumptions and judgements.  The critical accounting estimates are not materially different from those disclosed in the Company’s consolidated financial statements for the years ended August 31, 2015, 2014 and 2013, except for the estimates relating to the calculation of impairment, which includes the determination of fair value less costs of disposal (“FVLCD”) for the Company’s cash-generating units (“CGU” or CGUs”) as described in note 5.

Accounting standards issued but not yet effective

IFRS 16 – Leases

The standard was issued in January 2016 and replaces IAS 17 – Leases. The new standard provides a single lessee accounting model which eliminates the distinction between operating and finance leases. In particular, lessees will be required to report most leases on the statement of financial position by recognizing right-of-use assets and related financial liabilities. Lessor accounting remains largely unchanged. The standard is required to be applied for annual periods beginning on or after January 1, 2019, with earlier adoption permitted.

3.	OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION, IMPAIRMENT AND RESTRUCTURING

The Company presents as an additional IFRS measure, operating income before depreciation, amortization, impairment and restructuring, in the condensed consolidated statement of operations to assist users in assessing financial performance. The Company’s management and Board use this measure to evaluate consolidated operating results and to assess the ability of the Company to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by the Company and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization, impairment and restructuring is referred to as an additional IFRS measure and may not be comparable to similarly titled measures presented by other companies.

4.     BUSINESS ACQUISITIONS

On February 29, 2016, the Company acquired the assets of Start23 Inc. for cash consideration of $1.0 million. The purchase includes the Ampifii software, which allows marketers to spread their content and message across a variety of networks, and accordingly, the purchase price was allocated to intangible assets on the consolidated statement of financial position.

On October 6, 2014, the Company entered into a purchase agreement with Quebecor Media Inc. (“QMI”) to purchase all of the outstanding shares of 7717415 Canada Inc. (previously known as Quebecor Media Printing Inc.) (“QMPI”). As at the acquisition date of April 13, 2015, QMPI owned Sun Media Corporation’s stable of more than 170 English-language newspapers and specialty publications as well as digital properties. The purchase price consisted of cash consideration of $305.5 million, less a final closing working capital adjustment of $1.2 million (the “Sun Acquisition”). During the three and six months ended February 28, 2015, the Company incurred acquisition costs of $1.1 million and $2.7 million, respectively, and integration costs of $1.4 million both of which are included in restructuring and other items in the condensed consolidated statement of operations. Upon acquisition, QMPI and its subsidiary amalgamated to form a new corporation which subsequently amalgamated with Postmedia Network. The Company financed the purchase price and transaction costs associated with the Sun Acquisition through the issuance of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”), the issuance of Class NC variable voting shares of the Company (“Variable Voting Shares”) pursuant to a rights offering of subscription receipts (the “Rights Offering”), net proceeds related to the sale of the Montreal Gazette production facility and corporate cash all as described below.

The debt financing for the Sun Acquisition was provided through the issuance of additional First-Lien Notes for proceeds of $140.0 million to an existing noteholder, Canso Investment Counsel Ltd. (“Canso”), acting on behalf of certain accounts that it manages. On October 31, 2014, pursuant to a subscription agreement with Canso, the Company issued subscription receipts (“Notes Subscription Receipts”) which were automatically exchanged for the additional First-Lien Notes on April 13, 2015. The Notes Subscription Receipts bore interest at the same rate as the First-Lien Notes with interest commencing as of November 1, 2014. During the three and six months ended February 28, 2015, the Company recorded $2.9 million and $3.9 million, respectively, of interest expense related to the Notes Subscription Receipts in the condensed consolidated statement of operations.

The equity financing for the Sun Acquisition was provided pursuant to the Rights Offering for proceeds of $173.5 million. Under the terms of the Rights Offering, shareholders of the Company as of February 17, 2015 received one right for each share held to subscribe for 5.9929 subscription receipts (“Equity Subscription Receipts”). On March 18, 2015, the Rights Offering closed, with a total of 240,972,226 Equity Subscription Receipts issued at a subscription price of $0.72, which represented a significant discount to the market price of the Variable Voting Shares at the time. On April 13, 2015, each Equity Subscription Receipt was automatically exchanged for one Variable Voting Share without additional consideration.

The remaining financing for the Sun Acquisition was provided through the net proceeds related to the sale of the Montreal Gazette production facility and corporate cash. The sale of the Montreal Gazette production facility closed October 31, 2014 and the net proceeds of $12.4 million were used to fund a portion of the Sun Acquisition. Prior to the closing of the Sun Acquisition the net proceeds were classified as restricted cash on the consolidated statement of financial position.

For more information on the Sun Acquisition, including the detail of the net assets acquired see the consolidated financial statements for the years ended August 31, 2015, 2014 and 2013.

5.     RESTRICTED CASH

At as August 31, 2015, net proceeds of $17.2 million and $8.2 million related to the sales of the Vancouver newspapers and the Edmonton Journal production facilities, respectively, were recorded as restricted cash on the consolidated statement of financial position. Pursuant to the First-Lien Notes indenture, any net proceeds from an asset disposition in excess of $10.0 million shall be deemed as Mandatory Offer Collateral Proceeds and would be used to make an offer to redeem an equal amount of First-Lien Notes, while any net proceeds from an asset disposition of more than $5.0 million but less than $10.0 million are available to be reinvested in the business.

Restricted Cash
August 31, 2015	25,373
First-Lien Notes payment (1)	(6,717)
Purchases of property and equipment and intangible assets (2)	(2,375)
Interest earned	28
February 29, 2016	16,309

(1)
During the six months ended February 29, 2016, $6.7 million of restricted cash related to the Vancouver newspapers production facility was used to redeem $6.5 million aggregate principal amount of First-Lien Notes and pay accrued interest of $0.2 million. The remaining restricted cash of $10.5 million is being held in trust by the 12.50% Senior Secured Notes due 2018 (“Second-Lien Notes”) noteholders and is available to be reinvested in the business by July 30, 2016, and if not, would constitute Excess Collateral Proceeds per the terms of the Second-Lien Notes indenture. If the Excess Collateral Proceeds exceed $25.0 million the Company will be required to make an offer to redeem an equal amount of Second-Lien Notes.

(2)
During the three and six months ended February 29, 2016, $1.9 million and $2.4 million of restricted cash related to the Edmonton Journal production facility was reinvested in the business through the purchase of property and equipment and intangible assets, respectively. The remaining restricted cash of $5.8 million is being held in trust by the First-Lien noteholders and is available to be reinvested in the business by July 9, 2016, and if not, would constitute Excess Collateral Proceeds per the terms of the First-Lien notes indenture.  If the Excess Collateral Proceeds exceeds $5.0 million the Company will be required to make an offer to redeem an equal amount of First-Lien Notes and if the Excess Collateral Proceeds is less than $5.0 million it becomes Excess Collateral Proceeds per the terms of the Second-Lien Notes indenture.

6.     ONTARIO INTERACTIVE DIGITAL MEDIA TAX CREDIT

In October 2014, the Company received certification from the Ontario Digital Media Corporation that digital media tax credits totaling a cash claim of $17.3 million for the years ended August 31, 2011 and 2012 were eligible to be claimed. The Company refiled the tax return for the year ended August 31, 2012 to reflect the digital media tax credits and during the year ended August 31, 2015 received $17.8 million (including accrued interest of $0.5 million), related to this claim. The claim primarily related to previously recognized compensation expenses, and as a result the Company recorded the tax credit as a recovery of compensation expense, including an initial recovery of $13.8 million in the six months ended February 28, 2015 due to the estimation uncertainty associated with the claim process.

On April 23, 2015, the Ontario Minister of Finance announced changes to the eligibility rules for the Ontario Interactive Digital Media Tax Credit that will result in the Company being ineligible in the future. As a result during the three months ended February 29, 2016, the Company filed its final claim under the program for the period from September 1, 2012 to April 23, 2015 in the amount of $20.7 million, and will record the tax credit receivable and related recovery of expenses when there is reasonable assurance the Company has complied with the conditions of the program.

7.     IMPAIRMENT OF GOODWILL AND LONG LIVED ASSETS

	For the three months ended		For the six months ended
	February 29,	February 28,	February 29,	February 28,
	2016	2015	2016	2015

Impairment of goodwill and long lived assets
Goodwill	67,600	-	67,600	-
Intangible assets - mastheads	104,800	-	104,800	-
Intangible assets - domain names	14,600	-	14,600	-
Other impairments
Asset held-for-sale - land and building	-	-	-	1,843
Impairments	187,000	-	187,000	1,843

Impairment of long lived assets

During the three months ended February 29, 2016, as a result of continued economic and structural factors, including the uncertainty of the print advertising market and the rapidly evolving digital advertising market, the Company performed an interim impairment test. The recoverable amounts were based on FVLCD of the CGUs, which are primarily geographical groups of newspapers by city or region, as applicable. The FVLCD was determined by applying a market multiple of 4.25 times the adjusted trailing twelve month operating income before depreciation, amortization, impairment and restructuring of the Company less disposal costs. In prior years, the Company determined FVLCD using a discounted cash flow approach, however due to the uncertainty associated with advertising markets described above, the Company revised its methodology to a market multiple approach.

Based on the interim impairment test as at February 29, 2016, the Company concluded that certain of its CGU’s recoverable amounts were less than their carrying value. As a result the Company recorded an impairment charge in the three and six months ended February 29, 2016 of $187.0 million which was allocated to its mastheads and domain names of $104.8 million and $14.6 million, respectively, within the individual CGUs. As the recoverable amount of these CGUs are equal to their carrying value any change in key assumptions, primarily being the market multiple, would impact the impairment recorded. If the market multiple were to decrease or increase by 0.5 times, the impairment would increase or decrease approximately $27.0 million.

Impairment of goodwill

Furthermore, the Company also determined the Newsmedia operating segment, herein referred to as the Goodwill CGU, as goodwill is monitored at the level of the Company’s single operating segment, had a recoverable amount that was less than its carrying value. As a result the Company recorded a goodwill impairment charge in the three and six months ended February 29, 2016 of $67.6 million relating to its goodwill. As the recoverable amount of the Goodwill CGU is equal to its carrying value any change in key assumptions, primarily being the market multiple, would impact the impairment recorded. If the market multiple were to decrease or increase by 0.5 times, the goodwill impairment would increase approximately $20.9 million, representing the remaining balance of goodwill, or decrease approximately $27.0 million, respectively.

There were no tax impacts as a result of the impairment charges. The fair value less costs of disposal measurements would represent Level 3 measurements within the fair value hierarchy due to required allocation of corporate costs and estimated costs of disposal within the individual CGUs. The Company will complete its annual impairment testing for indefinite life intangible assets as at May 31, 2016, its annual impairment testing date.

Changes to intangible assets and goodwill for the six months ended February 29, 2016 are as follows:

	Intangible assets	Goodwill
August 31, 2015	313,394	88,474
Additions	1,411	-
Disposals	(350)	-
Amortization	(10,815)	-
Impairments	(119,400)	(67,600)
February 29, 2016	184,240	20,874

Other impairments

Due to the outsourcing of the production of the Edmonton Journal in August 2013, the production facility was no longer required, and as a result the Company classified the Edmonton Journal production facility as held-for-sale. As at February 28, 2015, the estimated fair value less costs of disposal of the production facility was reduced to $8.7 million based on the estimated net proceeds. As a result, during the six months ended February 28, 2015, the Company recorded an impairment loss of $1.8 million in the condensed consolidated statement of operations.

8.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at February 29, 2016	As at August 31, 2015

Trade accounts payable	14,388	19,525
Accrued liabilities	49,471	52,977
Accrued interest on long-term debt	14,274	14,581
Accounts payable and accrued liabilities	78,133	87,083

9.     PROVISIONS

	Restructuring (a)	Unoccupied leases (a)	Other provisions (b)	Total
Provisions as at August 31, 2015	18,392	-	596	18,988
Charges (recoveries)	19,541	3,343	(96)	22,788
Payments	(17,730)	(1,550)	(24)	(19,304)
Provisions as at February 29, 2016	20,203	1,793	476	22,472
Portion due within one year	(20,203)	(1,371)	(130)	(21,704)
Non-current provisions	-	422	346	768

(a) Restructuring and unoccupied leases

During the year ended August 31, 2015, the Company completed a three year business transformation program aimed at significantly reducing legacy newspaper infrastructure costs. The restructuring expense consisted of severance costs which include both involuntary and voluntary buyouts and included initiatives such as the outsourcing of the Company’s production at certain newspapers. During the year ended August 31, 2015 the Company began new initiatives which include the integration of the properties acquired as part of the Sun Acquisition and incurred restructuring expense in the three and six months ended February 29, 2016 that consists of severance costs of $11.0 million and $19.5 million, respectively, which include both involuntary and voluntary buyouts, as well as a provision for onerous leases related to unoccupied property of $3.3 million in the six months ended February 29, 2016. The new integration initiative is expected to be completed by the year ending August 31, 2017.

(b) Other provisions

Other provisions include unfavorable lease contracts, as well as provisions for certain claims and grievances which have been asserted against the Company.

10.   LONG-TERM DEBT

				As at February 29, 2016	As at August 31, 2015

	Maturity	Principal	Financing fees, discounts and other	Carrying value of debt	Carrying value of debt

8.25% Senior Secured Notes (1)	August 2017	312,517	(3,433)	309,084	324,176
12.5% Senior Secured Notes (US$268.6M) (2)	July 2018	363,490	(4,511)	358,979	348,156
Senior Secured Asset-Based Revolving Credit Facility	October 2015	N/A	N/A	N/A	-
Total long-term debt				668,063	672,332
Portion due within one year				(19,465)	(25,996)
Non-current long-term debt				648,598	646,336

(1)
As at February 29, 2016, the consolidated First-Lien Notes leverage ratio exceeded 2:1, however the excess cash flow did not meet the minimum threshold for an excess cash flow offer as per the terms of the First-Lien Notes indenture.

(2)	US$ principal translated to the Canadian equivalent based on the foreign exchange rate on February 29, 2016 of US$1:$1.3531 (August 31, 2015 - US$1:$1.3157).

The terms and conditions of long-term debt are the same as disclosed in the consolidated financial statements for the years ended August 31, 2015, 2014 and 2013, except as described below.

On October 16, 2014 the Company entered into a new senior secured asset-based revolving credit facility (the “ABL Facility”) for an aggregate amount of up to $20.0 million. The ABL Facility matured on October 16, 2015 and was not replaced. The ABL Facility was secured on a first-priority basis by accounts receivable, cash and inventory and any related assets of the Company and on a third priority basis by the First-Lien Notes collateral. During the three and six months ended February 28, 2015, the Company incurred $0.6 million of debt issuance costs which were amortized to interest expense in the consolidated statement of operations over the term of the ABL Facility. Amortization expense in respect of the financing fees of the ABL Facilities for the three and six months ended February 29, 2016 was $0.1 million (2015 - $0.1 million and $0.2 million, respectively).

11.   EMPLOYEE BENEFIT PLANS

The Company has a number of funded and unfunded defined benefit plans that include pension benefits, post-retirement benefits, and other long-term employee benefits.  The net employee benefit plan costs related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in net loss in the condensed consolidated statements of operations for the three and six months ended February 29, 2016 and February 28, 2015 are as follows:

	For the three months ended February 29, 2016 and February 28, 2015
	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2016	2015	2016	2015	2016	2015	2016	2015

Current service cost	3,469	3,036	374	366	446	847	4,289	4,249
Administration costs	227	222	-	-	-	-	227	222
Net actuarial losses	-	-	-	-	196	717	196	717
Net financing expense	633	541	653	632	164	180	1,450	1,353
Net defined benefit plan expense (1)	4,329	3,799	1,027	998	806	1,744	6,162	6,541

	For the six months ended February 29, 2016 and February 28, 2015
	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2016	2015	2016	2015	2016	2015	2016	2015

Current service cost	6,939	6,072	748	732	892	1,694	8,579	8,498
Administration costs	454	444	-	-	-	-	454	444
Net actuarial (gains) losses	-	-	-	-	(139)	582	(139)	582
Net financing expense	1,265	1,156	1,306	1,264	328	361	2,899	2,781
Net defined benefit plan expense (1)	8,658	7,672	2,054	1,996	1,081	2,637	11,793	12,305

(1)
All current service costs, administration costs and net actuarial gains (losses) related to other long-term employee benefits are included in compensation expense in the consolidated statements of operations.  Net financing expense is included in net financing expense relating to employee benefit plans in the consolidated statements of operations.

Actuarial losses related to the Company’s pension benefit plans and post-retirement benefit plans recognized in other comprehensive loss of the condensed consolidated statements of comprehensive loss for the three and six months ended February 29, 2016 and February 28, 2015 are as follows:

	For the three months ended February 29, 2016 and February 28, 2015
	Pension benefits		Post-retirement benefits		Total
	2016	2015	2016	2015	2016	2015

Net actuarial losses on employee benefits	(36,027)	(11,115)	(3,056)	(4,341)	(39,083)	(15,456)
Net actuarial losses recognized in other comprehensive loss	(36,027)	(11,115)	(3,056)	(4,341)	(39,083)	(15,456)

	For the six months ended February 29, 2016 and February 28, 2015
	Pension benefits		Post-retirement benefits		Total
	2016	2015	2016	2015	2016	2015

Net actuarial losses on employee benefits	(21,170)	(3,210)	(1,293)	(3,464)	(22,463)	(6,674)
Net actuarial losses recognized in other comprehensive loss	(21,170)	(3,210)	(1,293)	(3,464)	(22,463)	(6,674)

Changes to the net defined benefit plan obligations related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans for the six months ended February 29, 2016 are as follows:

	Pension benefits (1)	Post- retirement benefits	Other long- term employee benefits	Total (2)

Net defined benefit plan obligation as at August 31, 2015	56,653	65,202	22,140	143,995
Amounts recognized in the statement of operations	8,658	2,054	1,081	11,793
Amounts recognized in other comprehensive loss	21,170	1,293	-	22,463
Contributions to the plans	(8,330)	(1,331)	(1,143)	(10,804)
Net defined benefit plan obligation as at February 29, 2016	78,151	67,218	22,078	167,447

(1)
Pension benefits include the benefits earned after April 13, 2015 for four pension benefit plans created as part of the Sun Acquisition which provides defined benefit pension benefits to union members from April 13, 2015 in accordance with the terms of the former QMI plans. The Company has agreed to assume the defined benefit obligation accrued by union members prior to April 13, 2015 contingent on the completion of an asset transfer from the QMI pension plans which is subject to the approval of the Financial Services Commission of Ontario. The Company agreed to reimburse QMI for half of any special payments made prior to the completion of the asset transfer and accordingly in the three and six months ended February 29, 2016 paid QMI $0.2 million (2015 – nil). The net defined benefit plan asset related to the benefits accrued to union members prior to April 13, 2015, estimated to be $4.1 million as at February 29, 2016 (August 31, 2015 - $3.9 million), are excluded from above and are recorded in other assets in the condensed consolidated statement of financial position.

(2)
As at August 31, 2015 and February 29, 2016, the net defined benefit plan obligations are recorded in employee benefit obligations and other liabilities on the condensed consolidated statements of financial position.

12.  LOSS PER SHARE

The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted loss per share for the three and six months ended February 29, 2016 and February 28, 2015.  No reconciling items in the computation of net loss exist.

	For the three months ended
	February 29,	February 28,
	2016	2015
Basic weighted average shares outstanding during the period	281,181,845	40,209,619
Dilutive effect of RSUs	-	-
Diluted weighted average shares outstanding during the period	281,181,845	40,209,619

Options and RSUs outstanding which are anti-dilutive	2,074,000	2,042,000

	For the six months ended
	February 29,	February 28,
	2016	2015
Basic weighted average shares outstanding during the period	281,181,845	40,209,619
Dilutive effect of RSUs	-	-
Diluted weighted average shares outstanding during the period	281,181,845	40,209,619

Options and RSUs outstanding which are anti-dilutive	2,074,000	2,042,000

13.  SHARE-BASED COMPENSATION PLANS AND OTHER LONG-TERM INCENTIVE PLANS

Share option plan

The Company has a share option plan (the “Option Plan”) for its employees and officers to assist in attracting, retaining and motivating officers and employees.  The Option Plan is administered by the Board.

The following table provides details on the changes to the issued options, which are presented in whole numbers, for the six months ended February 29, 2016:

	Options	Weighted average exercise price
Balance, August 31, 2015	2,229,000	$5.44
Forfeited	(27,000)	$(1.94)
Cancelled	(199,000)	$(5.64)
Balance, February 29, 2016	2,003,000	$5.46

During the three and six months ended February 29, 2016, the Company recorded compensation expense related to the Option Plan of a nominal amount and $0.1 million, respectively (2015 – $0.2 million and $0.3 million, respectively), with an offsetting credit to contributed surplus.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors.  The DSU Plan is administered by the Board.

During the three and six months ended February 29, 2016, the Company granted 1,145,055 and 1,814,698 deferred share units (“DSUs”) under the DSU Plan, respectively (2015 - 436,586 deferred share units).  During the three and six months ended February 29, 2016, the Company recorded a recovery of $0.1 million and $0.3 million, respectively (2015 – expense of a nominal amount and $0.2 million, respectively) to compensation expense, with an offset to employee benefit obligations and other liabilities.  All DSUs issued in the three and six months ended February 29, 2016 vested immediately. Future changes in the fair value of the DSUs will be reflected through adjustments to compensation expense until such a date as the DSUs are settled in cash. During the three and six months ended February 29, 2016, the Company settled 547,826 DSUs for $0.1 million in cash and cancelled 27,411 DSUs for no consideration (2015 – no settlements or cancellations).

The aggregate carrying value of the DSU Plan liability was $0.4 million as at February 29, 2016 (August 31, 2015 - $0.7 million) and is based on 2,546,106 DSUs (August 31, 2015 – 1,279,233 DSUs) at a fair value per share of $0.15 (August 31, 2015 - $0.58). The DSU Plan liability is recorded in employee benefit obligations and other liabilities on the condensed consolidated statement of financial position.

14    FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial instruments measured at fair value

The financial instruments measured at fair value in the condensed consolidated statement of financial position, categorized by level according to the fair value hierarchy that reflects the significance of the inputs used in making the measurements, as at February 29, 2016 are as follows:

	As at February 29, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Embedded derivatives	715	-	-	715
Warrants (1)	1,339	-	1,339	-

(1)
During the three and six months ended February 29, 2016, the Company entered into a marketing collaboration agreement (“Marketing Agreement”) with Mogo Finance Technology Inc. (“Mogo”). The Marketing Agreement provides the Company with revenue sharing and equity participation through warrants in Mogo in exchange for media promotional commitments over the next three years. As part of the Marketing Agreement, the Company paid $1.2 million for 1,196,120 five year warrants that entitled the Company to purchase common shares of Mogo at an exercise price of $2.96. Fifty percent of the warrants vest in equal instalments over three years and the remaining warrants vest in three equal instalments based on Mogo achieving certain quarterly revenue targets. In addition, Mogo paid a set-up fee of $1.2 million which will be recognized as revenue over the term of the agreement. During the three and six months ended February 29, 2016, the Company recognized a gain of $0.1 million related to the warrants which is included in (gain) loss on derivative financial instruments in the condensed consolidated statements of operations.

The fair value of early prepayment options recognized as embedded derivatives is determined by option pricing models using Level 3 market inputs, including entity-specific credit risk, interest rate volatility, and discount factors. The fair value of the warrants are determined by the Black-Scholes option pricing model using Level 2 market inputs, including exercise price, risk-free interest rate, expected life, dividend yield and expected volatility.

The Company’s policy is to recognize transfers in and out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three and six months ended February 29, 2016 there were no transfers within the fair value hierarchy.

The changes to the fair value of financial instruments (Level 3) for the six months ended February 29, 2016 are as follows:

2016

Asset as at August 31, 2015	2,093
Loss on derivative financial instruments recognized in the statement of operations (1)	(1,378)
Asset as at February 29, 2016	715

(1)
The loss on derivative financial instruments during the three and six months ended February 29, 2016 includes a loss of $3.2 million and $1.4 million, respectively, related to the embedded derivatives.

Financial instruments measured at amortized cost

Financial instruments that are not measured at fair value on the consolidated statement of financial position include cash, restricted cash, accounts receivable and accounts payable and accrued liabilities.  The fair values of these financial instruments approximate their carrying values due to their short-term nature.

The carrying value and fair value of long-term debt as at February 29, 2016 and August 31, 2015 are as follows:

	As at February 29, 2016		As at August 31, 2015
	Carrying value	Fair value	Carrying value	Fair value

Other financial liabilities
Long-term debt	668,063	557,584	672,332	693,977

The fair value of long-term debt is estimated based on quoted market prices (Level 1 inputs).

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s $312.5 million First-Lien Notes mature in August 2017 and US$268.6 million Second-Lien Notes mature in July 2018. Economic and structural factors as well as the long-term debt maturities impact liquidity risk, however, the Company manages this risk by monitoring cash flow forecasts, implementing a number of cost reduction initiatives, deferring or eliminating discretionary spending and maintaining compliance with the terms of the note indentures. (note 16)

Foreign currency risk

As at February 29, 2016, approximately 54% of the outstanding principal on the Company’s long-term debt is payable in US dollars (August 31, 2015 – 52%).  As February 29, 2016 and August 31, 2015, the Company has US$268.6 million Second-Lien Notes outstanding.

15.   STATEMENT OF CASH FLOWS

The following amounts compose the net change in non-cash operating accounts included in cash flows from operating activities in the condensed consolidated statement of cash flows for the three and six months ended February 29, 2016 and February 28, 2015:

	For the three months ended		For the six months ended
	February 29,	February 28,	February 29,	February 28,
	2016	2015	2016	2015
Accounts receivable	26,084	17,335	1,144	(18,192)
Inventory	(311)	458	(84)	682
Prepaid expenses and other assets	300	1,140	489	95
Accounts payable, accrued liabilities and provisions	(15,252)	(10,443)	(5,792)	532
Deferred revenue	941	144	1,288	694
Employee benefit obligations and other liabilities and provisions	(366)	(89)	173	32
Changes in non-cash operating accounts	11,396	8,545	(2,782)	(16,157)

16.   SUBSEQUENT EVENT

On April 7, 2016, the Company announced it is exploring and reviewing alternatives to improve its operations, capital structure and liquidity. The review is being conducted by management and overseen by an independent special board committee.